Common Stock No. 011027857	13G	Page 1 of 10

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _2)*

MAGAL SECURITY SYSTEMS, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

011027857 (Common stock Number)

December 31, 2006

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock No. 011027857	13G	Page 2 of 10

1.	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CLOUGH CAPITAL PARTNERS L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) ☐
(B) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

711,669 (see Item 4)
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

711,669 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,669 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.85% (see Item 4)
12.	TYPE OF REPORTING PERSON

IA - Investment Adviser

Common Stock No. 011027857	13G	Page 3 of 10

1.	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CLOUGH CAPITAL PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) ☐
(B) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

711,669 (see Item 4)
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

711,669 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,669 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.85% (see Item 4)
12.	TYPE OF REPORTING PERSON

HC - Parent Holding Company/Control Person

Common Stock No. 011027857	13G	Page 4 of 10

1.	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CHARLES I. CLOUGH, JR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) ☐
(B) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

711,669 (see Item 4)
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

711,669 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,669 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.85% (see Item 4)
12.	TYPE OF REPORTING PERSON

HC - Parent Holding Company/Control Person

Common Stock No. 011027857	13G	Page 5 of 10

1.	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

JAMES E. CANTY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) ☐
(B) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

711,669 (see Item 4)
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

711,669 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,669 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.85% (see Item 4)
12.	TYPE OF REPORTING PERSON

HC - Parent Holding Company/Control Person

Common Stock No. 011027857	13G	Page 6 of 10

1.	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

ERIC A. BROCK
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) ☐
(B) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

711,669 (see Item 4)
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

711,669 (see Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

711,669 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.85% (see Item 4)
12.	TYPE OF REPORTING PERSON

HC - Parent Holding Company/Control Person

Common Stock No. 011027857	13G	Page 7 of 10

ITEM 1.	(a)	Name of Issuer:

Magal Security System, Ltd.

	(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 70, Industrial Zone 56000, Yahud, Israel

ITEM 2.	(a) and (c)	Name and Domicile/Citizenship of Persons Filing:

(i) Clough Capital Partners L.P., a Delaware limited partnership.

(ii) Clough Capital Partners LLC, a Delaware limited liability company.

(iii) Charles I. Clough, Jr., a United States citizen.

(iv) James E. Canty, a United States citizen.

(v) Eric A. Brock, a United States citizen.

	(b)	Each of the Reporting Persons has a business address of:

One Post Office Square, 40th Floor, Boston, MA 02109.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

	(e)	Common Stock Number:

011027857

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act

	(b)	☐ Bank as defined in section 3(a)(6) of the Act

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

	(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940

	(e)	☒ Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

	(f)	☐ Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

	(g)	☒ A Parent Holding Company or control person, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

	(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Common Stock No. 011027857	13G	Page 8 of 10

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 711,669 *

(b) Percent of Class: 6.85%*

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 711,669 *

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 711,669 *

*       The shares reported above include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

The share holding and percent of class data set forth above is reported as of the date of the filing of this statement on Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Exhibit 1.

Common Stock No. 011027857	13G	Page 9 of 10

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Common Stock No. 011027857	13G	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007

CLOUGH CAPITAL PARTNERS L.P.

By	Clough Capital Partners LLC,
its general partner

	By:	/s/ James E. Canty
James E. Canty, a managing member

CLOUGH CAPITAL PARTNERS LLC

By:	/s/ James E. Canty
James E. Canty, a managing member

/s/ Charles I. Clough, Jr.
Charles I. Clough, Jr., individually

/s/ James E. Canty
James E. Canty, individually

/s/ Eric A. Brock
Eric A. Brock, individually

Exhibit 1

This statement on Schedule 13G (and any amendments hereto) is filed by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) each of Charles I. Clough, Jr., James E. Canty and Eric A. Brock, the managing members of Clough Capital Partners LLC.

Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 5, 2007, is by and among Clough Capital Partner L.P., a Delaware limited partnership, Clough Capital Partners LLC, a Delaware limited liability company, Charles I. Clough, Jr., James E. Canty and Eric A. Brock (the foregoing are collectively referred to herein as the “Clough Capital Filers”).

Each of the Clough Capital Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of Common Stock, par value $0.01 per share, of Magal Security Systems Ltd., an Israel corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Clough Capital Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the Clough Capital Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Clough Capital Filers upon written notice to the other Clough Capital Filers.

Executed and delivered as of the date first above written.

CLOUGH CAPITAL PARTNERS L.P.

By	Clough Capital Partners LLC,		/s/ Charles I. Clough, Jr.
	its general partner		Charles I. Clough, Jr., individually

	By:	/s/ James E. Canty	/s/ James E. Canty
		James E. Canty,	James E. Canty, individually
a managing member

/s/ Eric A. Brock
CLOUGH CAPITAL PARTNERS LLC		Eric A. Brock, individually

By:	/s/ James E. Canty
James E. Canty, a managing member